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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F    X   Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

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                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Expects to Report Financial Expenses of $1.3 Million in 2Q 2003 Due to Shekel Strength dated July 17, 2003.


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                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Expects to Report Financial Expenses of $1.3
Million in 2Q 2003 Due to Shekel Strength

Thursday July 17, 7:09 am ET

PETACH TIKVA, Israel, July 17 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq:
IGLD - News) today reported that whilst the company is successful in meeting its operational goals, the company expects to report relatively high finance expenses of approximately $1.3 million in its second quarter financial results, due to the sharp decrease of the US dollar exchange rate compared to the New Israeli Shekel (NIS).

The company's deposits in US dollars, at the end of second quarter remain unchanged, compared to the end of the first quarter, at $18 million. The increase in financial expenses, compared to previous quarters, is due to the relative strength of the NIS versus the US dollar and due to the fact that most of the company's cash position is held in US dollars while its financials are reported in NIS linked to the Israeli consumer price index. Accounting rules attribute the difference to the financial expense line.

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and Cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (46.3%). For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performancer achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report and its other reports as filed from time to time with the Securities and Exchange Commission.

     For further information, please contact:
     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il
         or
     Ayelet Shaked Shiloni
     Integrated IR
     +972 3 635-6790
     ayelet@integratedir.com



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                            -------------------------------
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                              Eli Holtzman
                                              Chief Executive Officer




Date:  July 17, 2003